SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

             WORLDCOM, INC. (formerly LDDS Communications, Inc.)
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  50182L 10 8
                                (CUSIP Number)

                               Francis X. Frantz
                            Senior Vice President-
                       External Affairs, General Counsel
                                 and Secretary
                              ALLTEL Corporation
                               One Allied Drive
                          Little Rock, Arkansas 72202
                                (501) 661-8111
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                Not Applicable
                     (Date of Event which Required Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  50182L 10 8
1)       Name of Reporting Person           ALLTEL Corporation
         SS or IRS Identification No.
         of Above Person

2)       Check the Appropriate              (a)
         Box if a Member of a Group         (b)      x

3)       SEC Use Only

4)       Source of Funds                    Not Applicable

5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) and 2(e)

6)       Citizenship or Place of
         Organization                       Delaware

Number of Shares of Common Stock         7) Sole Voting Power - 26,685,212
Beneficially Owned by Each Reporting     8) Shared Voting Power - None
with:                                    9) Sole Dispositive Power -26,685,212
                                        10) Shared Dispositive Power - None

11)      Aggregate Amount Beneficially      26,685,212
         Owned by Each Reporting Person

12)      Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares

13)      Percent of Class Represented by
         Amount in Row (11)                 6.74%

14)      Type of Reporting Person           CO

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
                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D supplements the Schedule 13D dated September 22, 1993 filed by ALLTEL Corporation, a Delaware corporation ("ALLTEL"). This statement is not necessitated by any material changes in beneficial ownership in the subject securities since the initial filing. Rather, ALLTEL voluntarily submits this Amendment No. 1 for the purpose of updating certain information contained in the initial Schedule 13D, as follows:

Item 1.  Security and Issuer.

         Item 1 is amended and restated in its entirety as follows:

         The class of securities to which this statement relates is the Common Stock, .01 par value per share, of WorldCom, Inc. (the "WorldCom Common Stock"), a corporation organized under the laws of the State of Georgia ("WorldCom"). WorldCom is a successor corporation to LDDS Communications, Inc., a Georgia corporation ("LDDS Georgia"). The address of the principal executive office of WorldCom is 515 East Amite Street, Jackson, Mississippi 39201.

Item 2.  Identity and Background.

         Item 2 is not amended herein. Reference is made to Item 2 of the initial statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated in its entirety as follows:

         ALLTEL is the beneficial owner of 26,685,212 shares of WorldCom Common Stock, which were acquired as follows:

(i) Pursuant to the terms of an Agreement and Plan of Merger, dated as of May 14, 1993, by and among Metromedia Communications Corporation, Resurgens Communications Group, Inc., and LDDS Communications, Inc., a Tennessee corporation ("LDDS Tennessee"), as amended by Amendment No. 1, dated as of August 4, 1993 (as amended, the "LDDS Merger Agreement"), on September 15, 1993, the effective date of the merger contemplated thereby (the "LDDS Merger"), ALLTEL's shares of common stock of LDDS Tennessee ("LDDS Tennessee Common Stock") were converted into 6,671,303 shares of common stock of LDDS Georgia ("LDDS Georgia Common Stock") in exchange for all of ALLTEL's LDDS Tennessee Common Stock. Those shares of LDDS Georgia Common Stock were subsequently converted into an equal number of shares of WorldCom Common Stock. A copy of the LDDS Merger Agreement was filed as an exhibit to the initial Schedule 13D.

(ii) ALLTEL acquired 6,671,303 shares of WorldCom Common Stock pursuant to a two-for-one stock split effected in the form of an one hundred percent stock dividend distributed on January 6, 1994 to shareholders of record on December 7, 1993.

(iii) ALLTEL acquired 13,342,606 shares of WorldCom Common Stock pursuant to a two-for-one stock split effected in the form of an one hundred percent stock dividend distributed on July 3, 1996 to shareholders of record on June 6, 1996.

         Joe T. Ford, ALLTEL Chairman and Chief Executive Officer, is the beneficial owner of 35,180 shares of WorldCom Common Stock. Mr. Ford acquired 11,945 shares of LDDS Georgia Common Stock, which were subsequently converted into an equal number of shares of WorldCom Common Stock, in exchange for his shares of LDDS Tennessee Common Stock, in accordance with the terms of the LDDS Merger Agreement. Mr. Ford acquired his remaining shares of WorldCom Common Stock pursuant to the stock splits described above.

         Max E. Bobbitt, former President and director of ALLTEL who held shares of LDDS Georgia Common Stock on the date of ALLTEL's initial statement on Schedule 13D, retired effective January 4, 1995 and, as of that date, ceased to be an executive officer or director of ALLTEL.

Item 4.           Purpose of the Transaction.

         Item 4 is amended and restated in its entirety as follows:

         The principal purpose of the exchange by ALLTEL of beneficial ownership of LDDS Tennessee Common Stock for beneficial ownership of the LDDS Georgia Common Stock reported in Item 3, was to convert, in accordance with the terms of the LDDS Merger Agreement, its shares of LDDS Tennessee Common Stock, which were held for investment, into shares of LDDS Georgia Common Stock. Those shares of LDDS Georgia Common Stock were converted into an equal number of shares of Worldcom Common Stock, which are held for investment. ALLTEL currently has no other plans or proposals that would relate to or would result in any occurrence listed in Item 4, subsections (a) through (j), of Schedule 13D.

         Prior to the LDDS Merger, Mr. Ford was a holder of LDDS Tennessee Common Stock. The principal purpose for Mr. Ford's acquisition of the LDDS Georgia Common Stock was to convert, in accordance with the terms of the LDDS Merger Agreement, his shares of LDDS Tennessee Common Stock into shares of LDDS Georgia Common Stock. Those shares of LDDS Georgia Common Stock were converted into an equal number of shares of Worldcom Common Stock, which, to the best knowledge of ALLTEL, are held for investment. To the best knowledge of ALLTEL, Mr. Ford has no other plans or proposals that would relate to or would result in any occurrence listed in Item 4, subsections (a) through (j), of Schedule 13D.

         Max E. Bobbitt, former President and director of ALLTEL who held shares of LDDS Tennessee Common Stock prior to the LDDS Merger, retired effective January 4, 1995 and, as of that date, ceased to be an executive officer or director of ALLTEL.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         ALLTEL is the beneficial owner of 26,685,212 shares of WorldCom Common Stock, which presently comprise approximately 6.74% of the issued and outstanding shares of WorldCom Common Stock. Based upon information publicly released by WorldCom, ALLTEL understands that, on August 25, 1996, WorldCom executed an Agreement and Plan of Merger (the "MFS Merger Agreement") pursuant to which a wholly-owned subsidiary of WorldCom will be merged with and into MFS Communications Company, Inc., a Delaware corporation, the effect of which will be that ALLTEL will, upon consummation of that transaction, own less than 5% of the issued and outstanding WorldCom Common Stock.

         ALLTEL acquired beneficial ownership of 26,685,212 shares of WorldCom Common Stock by virtue of the LDDS Merger Agreement and the WorldCom Common Stock splits described in Item 3. Except in connection with such stock splits, ALLTEL has not acquired or disposed of any WorldCom Common Stock since ALLTEL's initial statement on Schedule 13D. ALLTEL possesses sole voting power and sole dispositive power with respect to its WorldCom Common Stock.

         Joe T. Ford, ALLTEL Chairman and Chief Executive Officer, is the beneficial owner of 35,180 shares of WorldCom Common Stock, which comprise less than .1% of the issued and outstanding WorldCom Common Stock. Mr. Ford acquired beneficial ownership of those shares of WorldCom Common Stock by virtue of the LDDS Merger Agreement and the WorldCom Common Stock splits described in Item 3. Except in connection with such stock splits, Mr. Ford has not acquired or disposed of any WorldCom Common Stock since ALLTEL's initial statement on Schedule 13D. To the best of ALLTEL's knowledge, Mr. Ford possess sole voting power and sole dispositive power with respect to his WorldCom Common Stock.

         Max E. Bobbitt, former President and director of ALLTEL who held shares of WorldCom Common Stock on the date of ALLTEL's initial statement on
Schedule 13D, retired effective January 4, 1995 and, as of that date, ceased to be an executive officer or director of ALLTEL.

         Neither ALLTEL nor, to the best knowledge of ALLTEL, any of its executive officers or directors, has effected any transactions in WorldCom Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated in its entirety as follows:

         Except for the LDDS Merger Agreement, there currently are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of WorldCom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1 is amended and restated in its entirety as follows:

Exhibit 1. Information relating to executive officers and directors of ALLTEL.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


                                         ALLTEL CORPORATION


Dated:  September 6, 1996             By: /s/ Francis X. Frantz
                                                 Francis X. Frantz
                                                 Senior Vice President
                                                 External Affairs,
                                                 General Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit        Description                             Page
1              Information Relating to Executive
               Officers and Directors of ALLTEL
               Corporation                             7 - 8

                                   EXHIBIT 1

                   INFORMATION RELATING TO EXECUTIVE OFFICERS
                      AND DIRECTORS OF ALLTEL CORPORATION

     The names, business addresses, and principal occupations or employments of the executive officers and directors of ALLTEL Corporation are set forth below. All executive offcers and directors listed below are citizens of the United States of America.

                                    Directors

Joe T. Ford                                  Ronald Townsend
Chairman and Chief Executive Officer         WTLV, TV12
ALLTEL Corporation                           1070 East Adams Street
One Allied Drive                             Jacksonville, Florida 32202
Little Rock, Arkansas  72202

Ben W. Agee                                  Josie Natori
Consultant                                   Chief Executive Officer
10407 Southeast Evergreen Highway            The Natori Company
Vancouver, Washington  98664                 40 East 34th Street
                                             New York, New York  10016

John R. Belk                                 John P. McConnell
Senior Vice President                        Vice Chairman and CEO
Belk Stores, Inc.                            Worthington Industries, Inc.
2801 West Tyvola                             1205 Dearborn Drive
Charlotte, North Carolina  28217             Columbus, Ohio  43085

W. W. Johnson                                Michael D. Andreas
Chairman of the Executive Committee          Executive Vice President
NationsBank Corporation, NCNB Tower          Archer Daniels Midland Company
1301 Gervais Street, 19th Floor              4666 Faries Parkway
Columbia, South Carolina  29201              Decatur, Illinois  62526

Emon A. Mahony, Jr.                          Lawrence L. Gellerstedt, III
Retired                                      Chairman and CEO
10701 Hunters Point Road                     Beers Construction Company
Fort Smith, Arkansas  72903                  70 Ellis Street, NE
                                             Atlanta, Georgia  30303

Scott T. Ford                                William H. Zimmer
Executive Vice President                     Retired
ALLTEL Corporation                           5883 Country Hills Drive
One Allied Drive                             Cincinnati, Ohio  45233
Little Rock, Arkansas  72202

                   Executive Officers (who are not directors)

Francis X. Frantz                            John L. Comparin
Senior Vice President-External Affairs,      Vice President-Human Resources
     General Counsel and Secretary              and Administration
ALLTEL Corporation                           ALLTEL Corporation
One Allied Drive                             One Allied Drive
Little Rock, Arkansas  72202                 Little Rock, Arkansas  72202

Dennis J. Ferra                              Ronald D. Payne
Senior Vice President and Chief Financial    Vice President-Strategic
     Officer                                 Planning and Business Development
ALLTEL Corporation                           ALLTEL Corporation
One Allied Drive                             One Allied Drive
Little Rock, Arkansas  72202                 Little Rock, Arkansas  72202

Tom T. Orsini                                John M. Mueller
Executive Vice President                     Controller
One Allied Drive                             One Allied Drive
Little Rock, Arkansas  72202                 Little Rock, Arkansas  72202

                                             Jerry M. Green
                                             Treasurer
                                             ALLTEL Corporation
                                             One Allied Drive
                                             Little Rock, Arkansas  72202